

Mr. Daniel Trudeau
President
Anticus International Corporation
1155 Rene-Levesque Quest, Suite 2500
Montreal, Quebec, Canada H3B 2K4

April 27, 2009

Re: **Anticus International Corporation**
Form 10-K for the fiscal year ended June 30, 2008
Filed October 14, 2008

Dear Mr. Trudeau:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director